UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

         UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)*


                               UTI Energy Corp.
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                               (Name of Issuer)

                   Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                 903387 10 8
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                                (CUSIP Number)

                           Robert G. Moskowitz
                    Shamrock Holdings of California, Inc.
                           4444 Lakeside Drive
                         Burbank, California  91505
                              (818) 845-4444
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 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                               October 6, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 SCHEDULE 13D
CUSIP No. 903387 10 8

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SHAMROCK HOLDINGS OF CALIFORNIA, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
             NOT APPLICABLE
3      SEC USE ONLY



4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           |-|

             NOT APPLICABLE
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             CALIFORNIA

                7      SOLE VOTING POWER
   NUMBER OF
                             133,333
    SHARES

 BENEFICIALLY   8      SHARED VOTING POWER

   OWNED BY                  0

                9      SOLE DISPOSITIVE POWER
     EACH
                             133,333
   REPORTING

    PERSON      10     SHARED DISPOSITIVE POWER

     WITH                    0

11     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

             133,333

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                |_|

             NOT APPLICABLE
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO



INTRODUCTION

This statement amends a Schedule 13D filed on September 28, 1995 and amended on October 13, 1995 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation, with respect to shares of Common Stock, par value $.001 per share, of UTI Energy Corp., a Delaware corporation.


ITEM 1.   SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended to read in full as follows:

           The securities to which this statement relates are shares of Common Stock, par value $.001 per share (the "Shares"), of UTI Energy Corp., a Delaware corporation ("UTI"). The principal executive offices of UTI are located at 16800 Greenspoint Park, Suite 225N, Houston, Texas 77060.


ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended to read in full as follows:

          This statement is being filed by Shamrock Holdings of California, Inc., a California corporation ("SHOC"). The principal executive offices of SHOC are located at 4444 Lakeside Drive, Burbank, California 91505. SHOC is a corporation engaged primarily in real estate development and the making of investments.

          All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Texas corporation ("SHI"). The principal executive offices of SHI are located at 4444 Lakeside Drive, Burbank, California 91505. SHI is a holding company primarily engaged in making, holding and disposing of investments in various industries, principally in the United States, Israel and Poland.

(a)-(c), (f)     Directors and Executive Officers of SHOC:

          The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. All of the following persons are citizens and residents of the United States. The names and principal occupations or employments of the directors and executive officers of SHOC are as follows:

                                           Principal Occupation
Name                Position               or Employment

Roy E. Disney       Chairman of the Board   Vice Chairman of the Board of
                    of Directors            Directors of the Walt Disney
                                            Company (an international company
                                            engaged in family entertainment,
                                            with its principal executive offices
                                            located at 500 South Buena Vista
                                            Drive, Burbank, California);
                                            Director of Trefoil Investors II,
                                            Inc., a Delaware corporation (with
                                            its principal executive offices
                                            located at 4444 Lakeside Drive,
                                            Burbank, California 91505, organized
                                            to serve as the managing general
                                            partner of Trefoil Capital Investors
                                            II, L.P., a Delaware limited
                                            partnership, an investment
                                            partnership organized to acquire
                                            businesses and to make strategic
                                            investments in debt or equity
                                            securities); Director of Trefoil
                                            Israel, Inc., a Delaware corporation
                                            (with its principal executive
                                            offices located at 4444 Lakeside
                                            Drive, Burbank, California 91505,
                                            organized to serve as the sole
                                            general partner of Trefoil Israel
                                            Partners, L.P., a Delaware limited
                                            partnership, an investment
                                            partnership organized to invest in
                                            Koor Industries Limited); Chairman
                                            of the Board of Directors of SHI
                                            (principal business and address
                                            disclosed herein); Chairman of the
                                            Board of Directors of Shamrock
                                            Capital Advisors, Inc., a Delaware
                                            corporation ("SCA") (a corporation
                                            engaged in the business of providing
                                            management and consulting services
                                            to Trefoil Israel Partners, L.P.,
                                            Trefoil Capital Investors II, L.P.
                                            and businesses in which they invest,
                                            with its principal executive offices
                                            located at 4444 Lakeside Drive,
                                            Burbank, California 91505)

Patricia A. Disney  Vice Chairman of the    Vice Chairman of the Boards of
                    Board of Directors      Directors of SHI and SCA; Director
                                            of Trefoil Investors II, Inc. and
                                            Trefoil Israel, Inc.

Stanley P. Gold     Director and President  Director, President, Treasurer and
                                            Managing Director of SCA; Director
                                            and President of SHI, Trefoil
                                            Investors II, Inc. and Trefoil
                                            Israel, Inc.; Chairman of the Board
                                            of Directors and Chief Executive
                                            Officer of L.A. Gear, Inc. (an
                                            international company engaged in the
                                            design, manufacture and distribution
                                            of casual and athletic-style
                                            footwear, with its principal
                                            executive offices at 2850 Ocean Park
                                            Boulevard, Santa Monica, California
                                            90405); Director of The Walt Disney
                                            Company; Chairman of the Board of
                                            Directors of Koor Industries Limited
                                            (a multi-industry operating company
                                            and Israel's largest industrial
                                            group, engaged principally in
                                            telecommunications and electronics,
                                            agrochemicals and other chemicals,
                                            and building and infrastructure
                                            materials, with its principal
                                            executive offices at 4 Kaufman
                                            Street, Tel Aviv 68012, Israel)

Robert G. Moskowitz Executive Vice          Managing Director and Secretary of
                    President and           SCA; Executive Vice President and
                    Secretary               Secretary of SHI; Vice President
                                            and Secretary of Trefoil Investors
                                            II, Inc. and Trefoil Israel, Inc.;
                                            Director of L.A. Gear, Inc.;
                                            Director of Koor Industries Limited

Geoffrey T. Moore   Vice President          Managing  Director of SCA; Vice
                                            President of Trefoil Investors II,
                                            Inc. and Trefoil Israel, Inc.

Richard Gentilucci  Vice President, Real    Vice President of SCA
                    Estate

George J. Buchler   Vice President, Chief   Treasurer and Assistant Secretary
                    Financial Officer and   of SHI; Treasurer of Trefoil
                    Treasurer               Investors II, Inc. and Trefoil
                                            Israel, Inc.

Katja Eastland      Controller              Controller of SHI


          Directors, Executive Officers and Controlling Persons of SHI:

          The names of the directors, executive officers and controlling persons of SHI are as follows (whose business addresses, principal occupations or employments, citizenships and residences are disclosed above) :

             Name                  Position

             Roy E. Disney         Chairman of the Board of
                                   Directors
             Patricia A. Disney    Vice Chairman of the Board of
                                   Directors

             Stanley P. Gold       Director and President
             Robert G. Moskowitz   Executive Vice President and
                                   Secretary
             George J. Buchler     Treasurer and Assistant
                                   Secretary
             Katja Eastland        Controller

(d),(e) During the last five years, to SHOC's best knowledge, none of SHOC, SHI nor the respective directors, executive officers or controlling persons of SHOC or SHI, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

          SHOC entered into an Underwriting Agreement, dated September 30, 1997, by and among UTI, the Selling Securityholders named therein (including SHOC) and Prudential Securities Incorporated, Lehman Brothers, Rauscher Pierce Refsnes, Inc. and Simmons & Company International as representatives of the Underwriters named therein. The Underwriting Agreement pertained to a registered public offering (the "Offering") by UTI and the Selling Securityholders of an aggregate of 5,915,500 Shares, of which 1,575,000 Shares would be sold by UTI, 533,333 Shares would be sold by SHOC and 3,807,167 Shares would be sold by the remaining Selling Securityholders.

          On October 6, 1997, pursuant to the Underwriting Agreement, SHOC sold 533,333 Shares to the Underwriters at a price of $37.7225 per share, for an aggregate amount of $20,118,654. The Underwriters then sold those shares to the public at a price of $39.50 per share, or $21,066,654 in the aggregate.

          The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of that agreement, filed as
Exhibit 1 to this statement. That agreement is incorporated herein by this reference.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to add the following:

          On September 5, 1997, UTI effected a three-for-one stock split with respect to its Common Stock, leaving SHOC with beneficial ownership of 666,666 Shares. After its sale of 533,333 Shares in the Offering, SHOC beneficially owned 133,333 Shares, over which SHOC possesses sole voting and dispositive power.

          Based on the preliminary prospectus circulated by UTI in connection with the Offering, (a) SHOC owned 5.1% of all issued and outstanding Shares immediately prior to the Offering and (b) 15,956,515 Shares were issued and outstanding immediately following the Offering. Accordingly, upon the closing of the Offering on October 6, 1997, SHOC beneficially owned 0.8% of the issued and outstanding Shares, and SHOC thereby ceased to be a beneficial owner of more than 5% of the Shares.

          Except as set forth in Items 4 and 5 of this statement, to its best knowledge, none of SHOC, SHI nor the respective directors, executive officers or controlling persons of SHOC or SHI, as the case may be, has effected any transactions in the Shares since August 1, 1997.





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

          The response to Item 4 in this statement is hereby incorporated by reference into this response to Item 6.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   DOCUMENT

     Exhibit 1 --  Underwriting Agreement, dated September 30, 1997, by and among UTI Energy Corp., the Selling Securityholders named therein and Prudential Securities Incorporated, Lehman Brothers, Rauscher Pierce Refsnes, Inc. and Simmons & Company International as representatives of the Underwriters named therein


                                  Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 1997

                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By:/s/ Robert G. Moskowitz
                                       ---------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title:    Executive Vice President




                                Exhibit Index

               DOCUMENT

Exhibit 1 --   Underwriting Agreement, dated September 30, 1997, by and
               among UTI Energy Corp., the Selling Securityholders named therein and Prudential Securities Incorporated, Lehman Brothers, Rauscher
               Pierce Refsnes, Inc. and Simmons & Company International as representatives of the Underwriters named therein